Exhibit 12.1
LodgeNet Interactive Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges

	2008	2007	2006	2005	2004
Net (loss) income	$(48,418)	$(65,172)	$1,841	$(6,959)	$(20,781)

Add:
Provision (benefit) for income taxes	849	(683)	299	450	421
Fixed charges (see below)	45,215	43,531	27,470	31,241	33,946

Earnings available to cover fixed charges	$(2,354)	$(22,324)	$29,610	$24,732	$13,586

Fixed charges (1):
Interest	$42,551	$40,950	$25,730	$29,351	$31,891
Amortization of debt costs	1,810	1,731	1,495	1,636	1,734
Amortization of debt discount	—	—	—	—	82
Interest portion of rentals	854	850	245	254	239

Total fixed charges	$45,215	$43,531	$27,470	$31,241	$33,946

(Deficiency) earnings in the coverage of fixed charges	$(47,569)	$(65,855)	$2,140	$(6,509)	$(20,360)

Ratio of earnings to fixed charges	—	—	1.08	—	—

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).